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JEREMY SENDEROWICZ
jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax
May 28, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	DBX ETF Trust

Securities Act File No. 333-170122

Post-Effective Amendment No. 13

Investment Company Act File No. 811-22487

Amendment No. 15

Dear Sir or Madam:

In connection with the filing of Post-Effective Amendment No. 13 to this Fund’s Registration Statement on Form N-1A, we hereby represent, pursuant to Rule 485(b), that the said Post-Effective Amendment No. 13 filed pursuant to Rule 485(b) under the Securities Act of 1933 does not contain any disclosures which would render it ineligible to become effective pursuant to said Rule 485(b).

Very truly yours,

/s/ Jeremy Senderowicz
Jeremy Senderowicz